SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                              Commission File Number:  0-25563

                           NOTIFICATION OF LATE FILING


(Check One): [ ]Form 10-K   |_| Form 11-K  |_| Form 20-F  |X| Form 10-Q

|_| Form N-SAR
      For Period Ended:  June 30, 2002

|_| Transition Report on Form 10-K      |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F      |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
      For Period Ended:  N/A

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A


                                     PART I
                             REGISTRANT INFORMATION

                                 ZENASCENT, INC.
                            (Full name of registrant)

                         Former name if applicable: N/A

                                1 Montauk Highway
                           Southampton, New York 11968
                     (Address of principal executive office)


                                     PART II
                             RULE 12B-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      |X|   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X|   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      | |   (c)  The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Quarterly Report on Form 10-Q of Zenascent, Inc. (the "Registrant") was not completed by August 14, 2002, the last day for a timely filing of such Quarterly Report for the period ended June 30, 2002 because the Registrant needs additional time to finalize the recording of its recent acquisitions. Such delays cannot be avoided without unreasonable effort and expense to the Registrant. Additional time is required in order to enable the Registrant to file a complete and accurate report. The Form 10-Q will be filed on or before August 19, 2002, in accordance with Rule 12b-25(b).

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

               James DiLorenzo              (631)                  726-2700
            -----------------------      -----------          ------------------
                     (Name)              (Area Code)          (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                   |X| Yes| | No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                   |X| Yes | |No

      As noted above, the Registrant recently completed the acquisition of Big Content, Inc. on March 15, 2002. Pro forma information reflecting the acquisition was included in the Registrant's filing on Form 8-K/A filed on July 16, 2002.

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                 ZENASCENT, INC.
                  (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  August 14, 2002                  By:  /s/ James DiLorenzo
                                             -----------------------------------
                                        Name:  James DiLorenzo
                                        Title: Executive Vice President